December 3, 2009

Mr. John Cash, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street N.E.

Washington, DC   20549-5546

RE:  Ethan Allen Interiors, Inc.

Form 10-K for the fiscal year ended June 30, 2009

Definitive Proxy Statement on Schedule 14A Filed October 15, 2009

File No. 1-11692

Dear Mr. Cash:

In the attached responses to your letter dated November 18, 2009, we have noted your original comments below followed by our response to facilitate the review process.  Further, in providing the attached responses, we hereby acknowledge the following:

•  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Ethan Allen provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Should you have any additional questions or require further information, please contact me directly at (203)743-8305.

Very truly yours,

/s/ David R. Callen
David R. Callen
Vice President, Finance and
Treasurer

Definitive Proxy Statement

Compensation Discussion and Analysis, page 12

1.  We note that the named executives were granted stock options and, in the case of Mr. Kathwari, restricted stock; however, your Compensation Discussion and Analysis provides no analysis as to how the ultimate level of these equity awards was determined and how the performance of the named executive was measured.  For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i) - (iv) and (vii) of Regulation S-K.

Response:  We have noted the Staff’s comments regarding equity awards.  In future filings, we will provide further detail on the compensation committee’s determination of equity compensation.

Summary Compensation Table, page 16

2.  In future filings, please disclose the reasons for the reductions in base salary.  Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Response:   We have noted the Staff’s comment.  In future filings, we will disclose the reasons for reductions in base salary.

3.  In future filings please include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your named executive officers by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402 (c)(2)(v) and (vi) of Regulation S-K.

Response:   We have noted the Staff’s comment.  In future filings, we will include a footnote cross-referencing assumptions made in the valuation of the stock and option awards granted.

Outstanding Equity Awards at Fiscal Year End, page 19

4.  In future filings, please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:  We have noted the Staff’s comment.  In future filing, we will disclose by footnote the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers.

Director Compensation, page 25

5.  In future filings, please disclose in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation(s) by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  Also disclose the aggregate number of stock awards outstanding at fiscal year end.  See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k) of Regulation S-K.

Response:  We have noted the Staff’s comment.  In future filings, we will disclose in a footnote the grant date fair value of each award in accordance with SFAS 123R and the assumptions made in the valuation(s) by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  We will also disclose the aggregate number of stock awards outstanding at fiscal year end.